

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 23, 2009

<u>Via facsimile to ((215) 988-2757) and U.S. Mail</u>

H. John Michel, Esq.
Drinker Biddle & Reath LLP
One Logan Square, 18th and Cherry Streets
Philadelphia, PA 19103

> **Re: Schedule 13E-3**
> **Filed December 1, 2009**
> **File No. 005-81536**

Dear Mr. Michel:

We have reviewed the above filing for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Information Circular</u>

1.   We note that you held the special meeting of shareholders on December 21, 2009 at which you obtained approval of the amalgamation, after which you adjourned the meeting pending our comments. Given the nature of our comments below, please give us your detailed legal analysis with respect to the rescission of the amalgamation vote followed by your (i) mailing of amended or supplemental disclosure materials, and (ii) holding another special meeting and vote at which old proxy cards would not be used.

<u>Background to the Amalgamation, page 7</u>

2.   We note your disclosure in the first paragraph of this section relating to the purpose of the amalgamation and the first full paragraph on page 8 describing the

alternatives considered. Please revise this section to explain why you intend to conduct an amalgamation of the company into an affiliate of Westaim instead of a liquidation of the company or any of the other listed alternatives. Refer to Item 1013(b) of Regulation M-A.

Fairness of the Proposed Transactions, page 12

3.	Please provide the disclosure required by Item 1014 of Regulation M-A and refer to Instruction 2 thereto for additional guidance. We note additionally that if any filing person has based its fairness determination on the analysis of factors undertaken by others (i.e., the special committee or the financial advisor), such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Note additionally that a listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988).

Benefits and Disadvantages of the Amalgamation, page 12

4.	Please quantify the costs incurred as a result of being a public company.

5.	With respect to the third listed benefit of the amalgamation to Westaim, please disclose "the remaining proceeds" of the asset sale and compare, on a per share basis, with the distribution to be made to the Minority Shareholders.

Unaffiliated Representative, page 14

6.	Please explain why the board did not retain an unaffiliated representative to act on behalf of the Minority Shareholders.

Fairness Opinion and Valuation, page 14

7.	Please disclose the information required by Item 1015(b)(4) of Regulation M-A with respect to the fees paid or to be paid to KPMG.

8.	Disclose all projections provided to KPMG, including those listed in items (i) and (k) under the caption "Scope of Review" and in the first sentence of the section captioned "Date of Valuation."

*	*	*	*

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions